Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duckwall-ALCO Stores, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 16, 2009, with respect to the consolidated balance sheets of Duckwall-ALCO Stores, Inc. as of February 1, 2009 and February 3, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 1, 2009, and the effectiveness of internal control over financial reporting as of February 1, 2009, which reports appear in the February 1, 2009 annual report on Form 10-K of Duckwall-ALCO Stores, Inc.

Our report on the consolidated financial statements refers to the adoption of certain new accounting principles in fiscal 2007 and 2006.

/s/ KPMG LLP

Kansas City, Missouri
March 18, 2010